[redacted]

09059319

SECU... ...MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~437308~~ 8-67080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK6 Performance Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 500
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Grigus (312) 444-8661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, Philip Grigus, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of PEAK6 Performance Management LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Philip Grigus
Chief Financial Officer of Managing Member

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Condensed Schedule of Investments
- ☐ (d) Statement of Operations.
- ☐ (e) Statement of Changes in Subordinated Borrowings.
- ☐ (f) Statement of Changes in Members' Capital.
- ☐ (g) Statement of Cash Flows.
- ☐ (h) Computation of Net Capital pursuant to Rule 15c3-1.
- ☐ (i) Statement Regarding Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEAK6 PERFORMANCE MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

CONTENTS

Report of Independent Registered Public Accounting Firm

The Members
PEAK6 Performance Management LLC

We have audited the accompanying statement of financial condition of PEAK6 Performance Management LLC (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PEAK6 Performance Management LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 26, 2009

STATEMENT OF FINANCIAL CONDITION
as at December 31, 2008
(Expressed in United States Dollars)

ASSETS	
Cash and cash equivalents	$ 81,816,942
Investments in securities, at fair value (cost $1,782,110,572)	1,950,067,963
Interest and dividends receivable	1,790,282
Other assets	196,227
TOTAL ASSETS	$ 2,033,871,414
LIABILITIES	
Securities sold, not yet purchased, at fair value (proceeds $1,529,739,780)	$ 1,625,452,178
Due to broker	150,951,068
Members' withdrawals payable	30,786,358
Interest and dividends payable	1,840,284
Accrued expenses	1,582,012
TOTAL LIABILITIES	1,810,611,900
MEMBERS' CAPITAL	223,259,514
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 2,033,871,414

The accompanying notes form an integral part of these financial statements

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
December 31, 2008

1. Organization and Nature of Business

PEAK6 Performance Management LLC, (the Company), a Delaware Limited Liability Company, was organized on August 31, 2005, and commenced operations on March 6, 2006. The limited liability company operating agreement provides, among other things, that the Company shall have a perpetual existence unless and until it is dissolved.

The Company broadened its investment mandate during the year to a "multi-strategy" model. In addition to the Company's original investment objective of seeking to capitalize on inefficiencies in the U.S. derivative market primarily using a volatility arbitrage strategy, the Company may pursue the following strategies or techniques on behalf of the Company, including but not limited to: option enhanced fundamental equity, convertible arbitrage, fundamental equity, equity long-short trading, capital structure arbitrage, event driven arbitrage, over-the-counter trading, private investments in public equities, private placements, as well as the use of sub-managers.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange. The Company clears the majority of its transactions through its primary clearing broker, Goldman Sachs Execution and Clearing, L.P.

The Company is one of the "masters" in a "master-feeder" fund structure. The Company is a co-master along with PEAK6 Cayman Management Ltd., a Cayman Islands exempted Company. Substantially all of the net assets of the two "feeders," PEAK6 Performance Fund LLC and PEAK6 Performance Fund Ltd. are invested in the two master funds.

PEAK6 Advisors LLC (the Managing Member), a Delaware limited liability company, is the managing member of the Company and is responsible for all trading and operating activities. The Managing Member is registered with the U.S. SEC as an investment adviser.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term investments with maturities of 90 days or less at the time of purchase, including money market funds. Securities satisfying this definition that are an integral part of the trading strategy are excluded from cash equivalents. As of December 31, 2008, cash equivalents included money market fund investments of $1,488,846, which is reported at fair value based on reported net asset value.

Investments

Investment transactions, which include securities sold, not yet purchased, are accounted for on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable.

Investments in securities and securities sold, not yet purchased are carried at fair value. The Company values investments at independent market prices where readily available. Exchange-traded equity securities are generally valued at a composite price of various exchanges as calculated by the clearing brokers, and exchange-traded equity options are valued at market value based on the midpoint between the bid and ask on the date of valuation. In the absence of quoted values or when quoted values are not deemed to be representative of market values, investments are valued at fair value as determined by the Managing Member.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2008

2. Summary of Significant Accounting Policies (continued)

Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. All equity securities are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities, subject to certain limitations.

Derivative Contracts

In the normal course of business, the Company enters into derivative contracts ("derivatives") for trading purposes. Derivatives are either exchange-traded or over-the-counter (OTC) contracts. Exchange-traded derivatives are standard contracts traded on a regulated exchange. OTC contracts are private contracts negotiated with counterparties. At December 31, 2008, derivatives include futures contracts. Futures contracts are valued at the settlement price as quoted on the exchange which the security is traded.

Due to Broker

Net receivables and payables relating to trades pending settlement and cash and margin balances held at the broker, are included in due to broker in the statement of financial condition. Margin balances are collateralized by certain of the Company's securities and cash balances held by the broker. In relation to margin debit balances, the Company is charged interest at fluctuating rates based on broker call rates.

Fair Value of Financial Instruments

The fair values of the Company's assets and liabilities that qualify as financial instruments under Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures About Fair Value of Financial Instruments*, approximate the carrying amounts presented in the accompanying financial statements.

Financial Accounting Standard Board (FASB) SFAS No. 157, *Fair Value Measurements* (SFAS 157), defines fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a fair valuation hierarchy to increase consistency and comparability in fair value measurements and related disclosures. The Company adopted SFAS 157 on January 1, 2008 (see Note 3).

Income Taxes

Federal income taxes are not provided for by the Company because taxable income (loss) of the Company is included in the income tax returns of its members. The only taxes payable by the Company are withholding taxes applicable to certain investment income, which are allocated solely to certain members. The Company may be subject to certain state and local taxes.

In July 2006, the FASB released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. FIN 48 is to be applied to all open tax years as of the effective date.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2008

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

FIN 48 previously was required for fiscal years beginning after December 15, 2006; however, on November 15, 2008, the FASB announced the deferral of the effective date of FIN 48 for certain nonpublic enterprises, such as the Company, until the annual financial statements for fiscal years beginning after December 15, 2008. Accordingly, the Company will incorporate FIN 48 in its annual financial statements for the year ending December 31, 2009. As of December 31, 2008, the Company is evaluating the implications of FIN 48, but does not believe that the adoption of FIN 48 will have a significant impact on the Company's financial statements.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – An amendment of FASB Statement No. 133* (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS 133 with the intent to provide users with an enhanced understanding of derivative activities. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for annual periods beginning after November 15, 2008. As of December 31, 2008, the Company does not believe the adoption of SFAS 161 will have a material impact on the amounts reported in the financial statements; however, additional disclosures may be required about the nature of the Company's derivatives trading activities related risks.

3. Fair Value of Financial Instruments

SFAS 157 establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. A financial instruments categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Quoted prices in active markets for identical securities.

Level 2 - Prices determined using other significant observable inputs, including quoted prices for similar securities. Investments falling under Level 2 predominantly consist of over-the-counter products and other unquoted securities valued using broker quotes, where these can be corroborated to observable market data.

Level 3 - Significant unobservable inputs (including the Company's own assumptions used in determining the fair value of investments). Investments included within Level 3 are predominantly over-the-counter products and other unquoted securities valued using broker quotes.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of December 31, 2008, in valuing the Company's financial assets and liabilities carried at fair value:

	Cash Equivalents	Investments in Securities	Securities Sold, Not Yet Purchased
Level 1	$ 1,488,846	$ 1,932,744,715	$ (1,581,301,127)
Level 2	-	17,323,248	(44,151,051)
Level 3	-	-	-
	$ 1,488,846	$ 1,950,067,963	$ (1,625,452,178)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2008

4. Allocation of Net Income or Loss

In accordance with the provisions of the Confidential Private Placement Memorandum, net income or loss of the Company is generally allocated to all members in proportion to their respective capital accounts.

While it is not a significant part of the Company's investment strategy, the Company may invest in "New Issues." Profits and losses attributable to any New Issues acquired by the Company are required, pursuant to applicable rules of the National Association of Securities Dealers (NASD), to be allocated generally to Members who are not deemed to be "restricted" as defined by the NASD Rule 2790.

5. Risk Management

The Company is subject to market and credit risk associated with changes in the value of the underlying financial instruments, as well as the loss of appreciation if a counterparty fails to perform. The Managing Member takes an active role in managing and controlling the Company's market and counterparty risks.

Market Risk

The Company monitors the risk parameters and expected volatility of individual positions and the Company's aggregate portfolio. The Company has developed and uses proprietary statistical models to identify systemic portfolio risk, as well as specific position risk. While the Company may seek to mitigate certain portfolio risks in an effort to increase the proportion of the Company's return attributable to perceived high value-added risk exposures, the Company does not attempt to mitigate all market or other risks inherent in the Company's positions.

Options are contracts that grant the holder, for a premium payment, either the right to purchase or sell a financial instrument at a specified price within a specified time or on a specified date from or to the writer of the option. Options written by the Company do not give rise to counterparty credit risk, as they obligate the Company and not its counterparty to perform. Options written by the Company are subject to off-balance sheet risk, as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Futures contracts are typically liquidated by entering into offsetting contracts.

Credit Risk

The Company attempts to control credit risk exposure to trading counterparties and brokers through internal credit policies and monitoring procedures. The Company analyzes the credit risks associated with the Company's counterparties, intermediaries, and service providers. A significant portion of the Company's positions, including due from broker, are held at Goldman Sachs Execution and Clearing (GSEC), which currently clears the majority of the Company's transactions and also carries the majority of the Company's accounts. GSEC is a subsidiary of the Goldman Sachs Group Inc. In the event the counterparties are unable to fulfill their obligations, the Company would be subject to credit risk.

The Company's trading strategies are dependent on margin credit provided by the Company's counterparties based on terms which are subject to change at the discretion of the counterparties.

For the year ended December 31, 2008, the Company's derivatives trading was limited to exchange-traded instruments. For exchange-traded options, and futures, the clearing organizations that act as counterparties bear the risk of delivery to and from counterparties and have substantial financial resources.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2008

6. Financial Guarantees

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

7. Net Capital Requirement

The Company is registered as a broker-dealer with the SEC and is subject to the SEC's net capital rule (Rule 15c3-1). The Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000. As of December 31, 2008, the Company had net capital of $103,419,704, which was $101,261,813 in excess of its required net capital. At December 31, 2008, its percentage of aggregate indebtedness to net capital was 31.30%.

Rule 15c3-1 may effectively restrict advances to affiliates or capital withdrawals.

8. Subsequent Events

For the period from January 1, 2009 to February 26, 2009, the Company recorded additional capital contributions of $4,300,000.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

Peak6 Performance Management LLC
December 31, 2008
With Report of Independent Registered Public
Accounting Firm